SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934*

(Amendment No. 13)

Great Elm Group, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

39036P209

(CUSIP Number)

Todd Wiench

ICAM Holdings, LLC

3801 PGA Boulevard, Suite 603

Palm Beach Gardens, Florida 33410

(310) 246-3700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 30, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 39036P209	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS ICAM Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,918,746
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,918,746
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,918,746
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

CUSIP No. 39036P209	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS Long Ball Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,009,662
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,009,662
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,009,662
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 39036P209	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS Imperial Capital Group Holdings II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 460,900
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 460,900
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 460,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 39036P209	Page 5 of 9 Pages

1	NAMES OF REPORTING PERSONS Jason Reese
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,372,765(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,168,729
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,372,765
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

(1)

This includes 993,119 shares of restricted and unrestricted Common Stock with respect to which Jason Reese has waived his voting rights pursuant to a voting waiver agreement dated as of October 29, 2024 (as described in Item 4 of this Schedule 13D), which voting rights may be acquired for beneficial ownership purposes within 60 days of the date of this Schedule 13D.

CUSIP No. 39036P209	Page 6 of 9 Pages

Explanatory Note: This Amendment No. 13 (this “Amendment”) to the Schedule 13D (the “Initial 13D”) relating to the common stock, par value $0.001 per share (the “Common Stock”), of Great Elm Group, Inc. (the “Issuer”) filed by the Reporting Persons with the U.S. Securities and Exchange Commission (the “SEC”) on May 6, 2019, as amended by:

•	Amendment No. 1 to the Initial 13D filed on March 3, 2020;

•	Amendment No. 2 to the Initial 13D filed on May 21, 2021;

•	Amendment No. 3 to the Initial 13D filed on May 11, 2022;

•	Amendment No. 4 to the Initial 13D filed on June 13, 2022;

•	Amendment No. 5 to the Initial 13D filed on September 30, 2022;

•	Amendment No. 6 to the Initial 13D filed on December 27, 2022;

•	Amendment No. 7 to the Initial 13D filed on January 5, 2023;

•	Amendment No. 8 to the Initial 13D filed on January 10, 2023;

•	Amendment No. 9 to the Initial 13D filed on May 15, 2023;

•	Amendment No. 10 to the Initial 13D filed on June 7, 2023;

•	Amendment No. 11 to the Initial 13D filed on June 20, 2023; and

•	Amendment No. 12 to the Initial 13D filed on October 29, 2024 (as so amended, the “Schedule 13D”), amends and supplements certain of the items set forth in the Schedule 13D.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated as follows:

This Schedule 13D is being filed jointly and on behalf of the following persons:

(a) The term “Reporting Persons” collectively refers to:

•	ICAM Holdings, LLC (“ICAM Holdings”), a Delaware limited liability company;

•	Long Ball Partners LLC (“Long Ball”), a Delaware limited liability company;

•	Imperial Capital Group Holdings II, LLC (“ICGH2”), a Delaware limited liability company; and

•	Jason Reese, a citizen of the United States of America, the Chief Executive Officer of the Issuer and the Chairman of the board of directors of the Issuer (the “Board”).

For the information required for this Item 2 by Instruction C to Schedule 13D with respect to the persons controlling ICAM Holdings, Long Ball and ICGH2 (collectively, the “Covered Persons”), reference is made to Schedule A annexed hereto and incorporated herein by reference.

(b) The business address of each Reporting Person and Covered Person is 3801 PGA Boulevard, Suite 603, Palm Beach Gardens, Florida 33410.

(c) ICAM Holdings’ principal business is acting as the managing member to various investment vehicles.

CUSIP No. 39036P209	Page 7 of 9 Pages

Long Ball is a private fund and its principal business is buying, selling and trading in securities and other investment products pursuant to the investment objective and strategies described in its confidential offering memorandum and/or operating agreement.

ICGH2 is a private fund and its principal business is buying, selling and trading in securities and other investment products.

The principal occupation of Mr. Reese is acting as the Chairman and Chief Executive Officer of ICAM Holdings, and the Chief Executive Officer of the Issuer.

(d) During the last five years, none of the Reporting Persons nor any of the Covered Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons nor any of the Covered Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction

Item 4 is hereby supplemented as follows:

On November 30, 2024, Imperial Capital Asset Management, LLC (“ICAM”) distributed its assets and liabilities, including its holdings in the Issuer, to its member, ICAM Holdings. ICAM Holdings also became the managing member of Long Ball. As a result, ICAM Holdings is now a Reporting Person under this Schedule 13D and ICAM has ceased to be a Reporting Person.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended as follows:

(a) & (b) The information relating to the beneficial ownership of Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein. The percentages set forth in Row 13 for all cover pages filed herewith are based on 29,743,735 shares of Common Stock outstanding as of November 4, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 12, 2024.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 7. Material to Be Filed as Exhibits

Item 7 is supplemented as follows:

Exhibit No.	Description

99.10	Joint Filing Agreement., dated as of December 3, 2024, among the Reporting Persons.

CUSIP No. 39036P209	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 3, 2024

ICAM Holdings, LLC

By:	/s/ Jason Reese
Jason Reese, Chairman & CEO

Long Ball Partners, LLC

By: ICAM Holdings, LLC
its Managing Member

By:	/s/ Jason Reese
Jason Reese, Chairman & CEO

Imperial Capital Group Holdings II, LLC

By:	/s/ Jason Reese
Jason Reese, its Authorized Signatory

Jason Reese

/s/ Jason Reese

CUSIP No. 39036P209	Page 9 of 9 Pages

SCHEDULE A

Item 2. The name, principal occupation, and citizenship of each of the Covered Persons are set forth below.

Name	Principal Occupation	Citizenship
Imperial Capital Group Holdings, LLC	Majority owner of ICAM Holdings, LLC and Managing Member of ICGH2	Delaware limited liability company

Randall Wooster	Co-founder and 50% owner of Imperial Capital Group Holdings, LLC	United States of America

Jason Reese	Co-founder and 50% owner of Imperial Capital Group Holdings, LLC; Item 2(c) is incorporated herein by reference	United States of America

Items 3 – 6. Except through their relationship with ICAM Holdings, Long Ball and ICGH2 or as otherwise set forth in Items 3 to 6 of this Schedule 13D, none of the Covered Persons beneficially owns any securities of the Issuer or has any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.